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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-133223

Transamerica Advisors Life Insurance Company

(Exact name of registrant as specified in its charter)

4333 Edgewood Road NE, Cedar Rapids, Iowa 52499; (800)535-5549

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Market Value Adjusted Interests

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

The Registrant, an issuer of certain insurance contracts registered under the Securities Act of 1933, is withdrawing the Form 15 it filed December 3, 2018. In lieu of relying on Rule 12h-3 under the Securities Exchange Act of 1934 (“1934 Act”) to suspend its duty to file reports under Section 15(d) of the 1934 Act, Registrant will rely on the exemption from the duty to file periodic reports otherwise required by the 1934 Act that is provided to issuers of securities that are subject to insurance regulation by Rule 12h-7 under the 1934 Act.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Fewer than 300 owners

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 21, 2018	By:	/s/ Brian Stallworth
Brian Stallworth, Assistant Secretary and Senior Counsel

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2069 (08-11)